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                             September 29, 2023

       Steven Richards
       Chief Executive Officer
       Shimmick Corporation
       530 Technology Drive
       Suite 300
       Irvine, CA 92618

                                                        Re: Shimmick
Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
15, 2023
                                                            CIK No. 0001887944

       Dear Steven Richards:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Projects, page 6

   1. We note your response to comment 2. Please revise your disclosure here and in the business section to
clearly state what services are provided by you and what services you rely upon
subcontractors and joint venture affiliates to perform.
       Our amended and restated charter documents will provide that the Court of Chancery of the State of Delaware..., page 45

   2. Please revise your disclosure here to state whether the exclusive forum applies to any
 Steven Richards
Shimmick Corporation
September 29, 2023
Page 2
      complaint asserting a cause of action arising under the Securites Act. In this regard, we note your disclosure on page 115.
Management's Discussion and Analysis...
Key Factors Affecting Our Performance and Results of Operations, page 57

3. We note your response comment 9 of our letter. We note that you included disclosure regarding your backlog of contracts. Please also provide similar disclosure regarding your current contracts and contracts that you have bid on.
Business
Selective Bidding Process and Project Management, page 89

4. We note your response to comment 10. We note on page 82, you have a project in
      Illinois. Your disclosure indicates that you have offices in California and
      Colorado. Please expand your disclosure to clarify where you can operate and whether you have sufficient equipment available at every facility, including in those locations where you are bidding or whether you will be reliant on third parties.
5. We note your response to comment 11. In your response, it appears that you are referring to a success rate per contract rather than an overall success rate in reference to your total bids. Please advise or revise. Please elaborate on the multi-part process you use in determining whether to bid initially. Please clarify if you ever withdraw bids once provided and the reasons for doing so.
Consolidated financial statements as of and for the fiscal years ended December 30, 2022 and
December 31, 2021
Note 13. Commitments and Contingencies, page F-29

6. We note your disclosure on page 28 regarding your ongoing dispute with AECOM.
      Please tell us what consideration you gave to including disclosure related to this apparent loss contingency in the footnotes to your financial statements. Reference is made to ASC
      Topic 450-20-50.
       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven Richards
Comapany NameShimmick Corporation                            Division of
Corporation Finance
September 29, 2023 Page 2                                    Office of Real
Estate & Construction
cc:
FirstName Zachary Davis, Esq.
          LastName